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                                                                    Exhibit 20.1

    COMMERCE SOLUTIONS PROVIDER ACQUIRES ASSETS OF CHICAGO-BASED AIS NETWORK

DENVER, Dec. 28 /PRNewswire/ -- RMI.NET, Inc. (Nasdaq: RMII), a national e-business and convergent communications company, announced today that it has acquired the assets of Chicago-based AIS Network Corp., a premier network integrator and web site development company exclusively for business customers. (Photo: http://www.newscom.com/cgi-bin/prnh/19990628/RMILOGO)

AIS Network, a privately held company, was acquired for $3.65 million and has an annualized revenue run rate of approximately $2.0 million. It provides dedicated Internet access; web site development and hosting; e-commerce solutions; application hosting; and Internet marketing and consulting. AIS Network has nearly 700 strategic business customers in Chicagoland and nationwide.

"AIS Network fits perfectly with our core business and strengthens our position in the Greater Chicago area and throughout Illinois," said Douglas H. Hanson, chairman and chief executive officer for RMI.NET. "One of the additional benefits to AIS is that it is profitable and will immediately contribute to our goal to be cash flow positive by the fourth quarter of next year."

RMI.NET gives us the ability to grow with a premier national commerce solutions provider and take our operations to a new level," said Dan Lundahl, president for AIS Network. "Our combined expertise and customer-focus efforts will distinguish us from the competition, and will give us the ability to offer additional products and services in Chicago and nationwide."

Lundahl will continue in his role at AIS and will become RMI.NET's manager for the Greater Chicago market. AIS Network, founded in 1993, has developed strategic alliances with such companies as the Microsoft Corp., Cisco Systems and others, which has allowed it to deliver premier Internet solutions nationwide.

For RMI.NET, the acquisition marks the 16th company acquired in 1999. With the addition of AIS Network, acquired through a common stock transaction, RMI.NET now has more than 107,000 customers and an annualized revenue run rate of approximately $50 million.

Denver-based RMI.NET, Inc., formerly Rocky Mountain Internet, is a national commerce solutions provider focusing on e-commerce and convergent communications. The company specializes in e-business applications; web solutions, including design, hosting and marketing; and high-speed Internet access, including digital subscriber line (DSL). The company wholly owns a proprietary portal site and search engine, Infohiway, at www.infohiway.com. For more information on RMI.NET, call (800) 864-4327, or visit the company's web site at WWW.RMI.NET.

This press release might contain forward-looking statements. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from such forward-looking statements as a result of risks and uncertainties, which are described in the cautionary statements section of the company's 10K dated December 31, 1998, and may include other risks described in all Securities and Exchange Commission filings submitted as of this date.

/CONTACT: Mark Stutz, Manager, Media Relations, 303-313-0672, mark.stutz@corp.rmi.net, or Steven P. Eschbach, CFA, Vice President, Investor Relations, 303-308-2272, steve.eschbach@corp.rmi.net, both of RMI.NET, Inc./